DUBLI, INC.
5200 Town Center Circle, Suite 601
Boca Raton, FL 33486
(561) 417-1500

February 28, 2012
VIA EDGAR
Mr. Andrew D. Mew, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:    DubLi, Inc.
Item 4.02 Form 8-K/A No. 2
Filed February 8, 2013
Response dated February 7, 2013
File No. 0-49801

Dear Mr. Mew:

We are responding to the staff’s February 13, 2013 comment letter. For reference, we have included each comment followed by our response.

Item 4.02 Form 8-K/A filed February 13, 2013

Comment:

1.
We read your responses to comments 2, 6 and the revised disclosure. We note your revised disclosure that the sales of your proprietary gift cards are not revenue generating activities however, we note you continue to state in the first 4 paragraphs with the similar wordings such as “needs to revise its presentation of revenue from a gross to a net presentation for the sales of its proprietary electronic gift cards”, or “… change in presentation …” or “…concluded that a presentation … needed to correct…” We believe the language is confusing and misrepresents the character of the accounting error in revenue recognition. We believe you should revise your Form 8-K to specifically remove the use of wordings encompassing net presentation or presentation throughout the filing, in particular when the sale of your gift cards are not considered revenue generating activities.

Response:

We have revised the Form 8-K to remove any reference to phrases such as “…needs to revise its presentation of revenue from a gross to a net presentation for the sales of its proprietary electronic gift cards”, or “… change in presentation …” or “…concluded that a presentation … needed to correct…” We have revised our Form 8-K to specifically remove the use of words encompassing net presentation or presentation throughout the filing.

Our revised disclosure now reads as follows:
“On December 12, 2012, the audit committee of the board of directors of DubLi, Inc. (the “Company”), in consultation with the Company’s auditors, Cherry Bekaert LLP, determined that the Company’s Consolidated Statements of Operations for the year ended September 30, 2011, and for each of the three quarters ended December 31, 2011, March 31, 2012 and June 30, 2012 (collectively, the “Financial Statements”) should not be relied upon because the Company must correct accounting errors in revenue recognition.

The Company will be amending its Securities and Exchange Commission reports filed on or about March 15, 2013 on Form 10-K for the year ended September 30, 2012 in order to restate revenues from the sales of its electronic gift cards sold and the DubLi credits used on its Xpress auction to be net of the related cost of the gift cards. Historically, the Company has reported the gross amount of the gift card sold plus the DubLi credits used in the auction as revenue and the face value of the gift card delivered to the customer was reported as a direct cost of revenue. However, on December 12, 2012, the audit committee concluded that its accounting for revenue was in error and must be corrected to report revenue only after deducting the face value of the gift card sold. We must correct the accounting error because the sales of the proprietary electronic gift cards are not considered revenue generating activities under Generally Accepted Accounting Principles.

Previously, the Company recognized revenue on the sale of gift cards based on the gross transaction price, with the value of the gift card being treated as cost of sales. However, management has now determined that, because the Company’s proprietary gift cards provide the purchaser with a right to receive cash in the amount of the gift card, the transactions are an exchange of one type of cash equivalent for another. As such, the value of the gift card should be deducted from the proceeds the Company receives, with only the net amount categorized as revenue. The sales of the proprietary electronic gift cards are not considered revenue generating activities. Also included in the face value of the gift card is a cash incentive equal to the difference between the face value of a proprietary gift card and the agreed upon sale price (i.e., winning bid amount) and is recognized as a reduction of the related revenue.”

Comment:

2.
We note your response to comment 4; however, we remain unclear about the nature of the deferred costs related to the second error, how it occurred and why it should have been made after the elimination of the Business Associate resales. Please explain to us in further detail and revise your disclosure.

Response:

The deferred costs are those direct and incremental direct costs associated with the deferred revenue from sales of DubLi Credits and include primarily commissions on those sales. In each period we measure the amount of period costs of selling DubLi Credits as a percentage of period revenue derived from sales of DubLi Credits before making any deferrals. We then record an adjustment to defer the unearned portion of the revenue and the pro rata share of the related expense based upon the current period ratio of cost to sales in order to achieve a proper matching in the statement of operation and on the balance sheet. The error occurred because of the way in which the worksheet formula treated BA resales of DubLi Credits to consumers in the sub-calculation of period revenue. This caused the calculation of deferred costs to be overstated and the current period charge to cost of sales to be understated. We note that the BA resales themselves have been properly and consistently excluded from the Company’s total revenues for financial reporting purposes; therefore, the impact of this worksheet error has been limited to the actual calculation of deferred costs. We note further that we have reviewed our previous deferred cost calculations, and determined that the impact in periods prior to the third quarter of fiscal year 2012 were immaterial.

We have revised our disclosure to include the foregoing statement.

Comment:

3.
We note your response to comment 8 that you are not able to track individual credits and that the revenue recognition policy for breakage regarding the credits are based on the tracking of individual BA and user accounts and the activity therein from which you compute breakage. In that regard, it appears you track expirations or non-renewals of the BA and user accounts rather than the credits themselves and individual users are required to set up accounts in order to use the credits. Please confirm if our understanding is correct as your January 9, 2012 response letter to us stated your policy was “Unused credits on DubLi.com user accounts are not expired or broken and remain in deferred revenue until used.” Please tell us and disclose the nature of the new system in place that allows you to track expirations or non-renewal of these accounts. In addition, it appears you do not need to estimate breakage since you now have a system in place to track actual account expirations or renewals. However, we note your apparent different revenue recognition policy for breakage within (the proposed results of operations disclosure in the third paragraph of) the January 25, 2013 response letter in which it stated that “…revenues includes Company’s estimate, known as breakage…” Please explain.

Response:

Your understanding is correct in that we do track the account status of all individual BA and User accounts.

For DubLi Network, Ltd., we track expirations of BA memberships and close their accounts upon non-renewal and non-payment of the annual fee. We allow a 30 day grace period prior to writing off all forfeited property in those accounts including unsold DubLi Credits as per our terms and conditions.

As we indicated to you in our letter dated December 6, 2011 and again in our letter dated February 7, 2013, the Company’s contractual terms and conditions for DubLi.com user accounts provide that DubLi Credits expire after 12 months. Our accounting policy has been to de-activate User accounts that have been inactive for at least one year and we do write off any unused DubLi Credits as breakage pursuant to the terms and conditions of the User agreement. We believe that our methods in accounting for breakage have been appropriate and consistent since 2010, but we agree that our policy disclosures have not been fully correct, including our erroneous response given to you in the January 9, 2012 letter. We will ensure that such disclosures are complete and consistent in all future filings including amended filings so as to be more accurate. Our revised disclosure will read as follows:

“Unused Credits remaining in closed and inactive Business Associate accounts are recorded as revenue as if earned 30 days after the account is closed and Unused Credits in inactive User accounts are recorded as revenue as if earned after one year of account inactivity based upon the contractual terms and conditions agreed between the parties.”

We agree that our breakage disclosures for DubLi Credits should not include the descriptor “estimated” because the breakage is determined by contractual forfeiture and not based upon any estimate. We will ensure that all future filings including our amended filings clearly indicate the contractual basis for determining breakage.

* * * * *

If you require any additional information, kindly contact Eric Nelson, CFO at 561-417-1500.

Sincerely,

Michael Hansen
Chief Executive Officer

Cc:     Leslie J. Croland, P.A. Edwards Wildman Palmer LLP
Brian Zophin, Partner, Cherry Bekaert LLP
DubLi, Inc. Audit Committee